SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE MOBILE Corporation, a Consolidated Subsidiary of LINE Corporation, Execute of Memorandum of Understanding for Strategic Alliance and Prospect of Change to Subsidiary

TOKYO--(BUSINESS WIRE)--February 2, 2018--LINE MOBILE Corporation (hereinafter “LINE MOBILE”), a consolidated subsidiary of LINE Corporation (hereinafter the “Company”), announces that it has executed a Memorandum of Understanding together with SoftBank Corporation (hereinafter “SoftBank”) in order to proceed with discussions pertaining to a strategic alliance (hereinafter this “Alliance”) between the two companies. It is planned for LINE MOBILE to change from a consolidated subsidiary to an equity-method affiliate of the Company.
As this transaction does not fall under the timely disclosure standards set forth by the Tokyo Stock Exchange, certain disclosure items and details have been omitted.

1. Reasons for this Alliance
LINE MOBILE began full operation in September 2016 as a mobile communications service MVNO (mobile virtual network operator). Operating under the pillars of launching plans that are easy for users to understand, a simple application process, and full-featured customer service, the number of users is steadily growing.
In order to further grow its mobile communications service, LINE MOBILE has agreed to move forward with this Alliance with SoftBank.
This Alliance will consist of capital alliance wherein SoftBank takes on a third party allocation of new shares to be conducted by LINE MOBILE, as well as a partnership to promote the MVNO business, though the details will be decided through future mutual discussion between the companies.
After the procedures for the third party allocation of new shares accompanying this capital alliance have completed, the Company’s capital contribution ratio in LINE MOBILE will be 49% and Ayano Kado will continue to be the Representative Director and President, and it is planned for LINE MOBILE to change from a consolidated subsidiary to an equity-method affiliate of the Company.

2. Overview of the Changing Subsidiary (Tentative)
(1)	Company name	LINE MOBILE Corporation
(2)	Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Ayano Kado, Representative Director
(4)	Business	Provision of internet connection services, telecommunication business, internet phone-calling and other telecommunication-related services
(5)	Total capitalization	JPY 1,710,000,000
(6)	Established	February 26, 2016
(7)	Relationship between LINE and the changing subsidiary	Capital relationship	The Company holds 100% of the shares issued by the changing subsidiary.
		Personnel relationship	Two of the Company’s directors serve jointly as directors at the changing subsidiary, and one of the Company’s executives serves jointly as an auditor at the changing subsidiary. In addition to the two Company directors, two further directors are dispatched to the changing subsidiary.
		Business relationship	There are business relationships, such as providing services, between the Company and the changing subsidiary.

3. Future Projections
The effects on the Company’s consolidated earnings if this Alliance were to take place are undetermined. An announcement will be made once determined.

The Company has announced further details concerning services released by LINE MOBILE and the Memorandum of Understanding for this Alliance in the press release titled “LINE’s Subsidiary, LINE MOBILE, Enters Into Memorandum of Understanding With SoftBank for a Strategic Alliance” (https://linecorp.com/en/pr/news/en/2018/2026) released today.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co